NOTICE TO READER

Westport Fuel Systems Inc. (the “Company”) is hereby filing the amended and restated management's discussion and analysis (the “Amended MD&A”). The Amended MD&A was required to correct an accounting error which was identified during an internal review of one of the Company's subsidiaries' statutory financial records.

The Company recently became aware of and corrected an error related to a non-routine intercompany inventory sale in the second quarter of 2021 which was not eliminated in consolidated revenue and cost of revenue. Details of the amendment are described in note 3 (c) in the Company’s amended and restated unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 as filed on SEDAR on September 17, 2021.

The Company’s consolidated revenue for the three and six months ended June 30, 2021 (in thousands of United States dollars) was restated to $79,008 and $155,451, respectively. The Company’s consolidated cost of revenue for the three and six months ended June 30, 2021 (in thousands of United States dollars) was restated to $63,265 and $126,691, respectively.

In connection with the filing of the amended and restated unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020, the Company is also filing (i) Amended MD&A in compliance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations, and (ii) CEO and CFO certifications in compliance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

The Amended MD&A is amended and restated as of September 17, 2021. It should be read in conjunction with the Company’s amended and restated unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020, including the accompanying notes and the audited consolidated financial statements for the years ended December 31, 2020 and 2019, including the accompanying notes.

Vancouver, British Columbia
September 17, 2021

Amended and Restated Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2021 provides an update to our annual MD&A dated March 15, 2021 for the fiscal year ended December 31, 2020. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2020 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of August 5, 2021.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the impact of the acquisition of Stako (as defined below) on our business, the orders or demand for our products (including from our High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") supply agreement with Weichai Westport Inc. ("WWI")), the timing for the launch of WWI's HPDI engine, the variation of gross margins from our HPDI product and causes thereof, margin pressure in 2021 and the timing for amelioration of supply chain issues (including those relating to semiconductor supply restrictions), the termination of our joint venture with Cummins Westport Inc. ("CWI"), opportunities available to sell and supply our products in North America, the impact of the COVID-19 pandemic (including variants thereof) and the supply and effectiveness of vaccines on future performance, earnings, supply and demand for our products, consumer confidence levels, conversion of existing convertible debt, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty OEM business and the timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, including cash flows specific to CWI, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these

Amended and Restated Management's Discussion and Analysis
forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

SECOND QUARTER 2021 HIGHLIGHTS

•Revenues of $79.0 million, up 119% compared to the same period in 2020 due to the continued recovery of sales volumes in our independent aftermarket ("IAM") and light-duty original equipment manufacturer ("OEM") businesses since the beginning of the COVD-19 pandemic, and increased sales volume in the heavy-duty OEM businesses compared to pre-pandemic level.
•Acquisition of Stako sp. z.o.o ("Stako") closed on May 30, 2021 for a total purchase price of $7.1 million for which we recognized a bargain purchase gain of $5.9 million during the quarter.
•Net income of $17.2 million and net income per share of $0.11 mainly due to the Stako related bargain purchase gain, increased gross margin, increase in income from CWI, a $2.3 million foreign exchange gain and a $8.9 million tax recovery related to a COVID-19 tax relief ruling from the government of Italy during the quarter.
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was $6.2 million (see "Non-GAAP Measures" section in this MD&A).
•Marketed public offering completed on June 8, 2021 raised net proceeds of $107.9 million during the current quarter; cash and cash equivalents was $160.7 million at the end of the period.
•Announced a collaboration with TUPY and AVL List GmbH to develop a highly efficient hydrogen internal combustion engine ("ICE") for heavy goods transportation.

BUSINESS OVERVIEW

Westport Fuel Systems is focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors, directly to OEMs and to supplier OEMs and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.

The majority of our revenues are generated through the following businesses:

•IAM: We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.
•DOEM: We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
•Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
•Heavy-duty OEM: We sell systems and components, including HPDI products, to engine OEMs and commercial vehicle OEMs. Our fully integrated Westport HPDI 2.0TM system, powered primarily by LNG, matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
•Electronics: We design, industrialize and assemble electronic control modules.
•Hydrogen: We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI system to use hydrogen or hydrogen/natural gas blends in internal combustion engines. This area of our business saw substantial growth in 2020 and remained strong in the current quarter.
•Fuel storage: Acquired on May 30, 2021, Stako manufactures LPG fuel storage and will supply fuel storage tanks to the aftermarket, OEM, and other market segments.

HPDI

Our HPDI business is still in the early stages of commercialization. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale. Sales volumes with our initial launch partner have grown despite the

Amended and Restated Management's Discussion and Analysis
economic impact of COVID-19, and we anticipate additional growth from our supply arrangement with WWI, as well as additional OEMs entering into supply agreements for our HPDI technology. Production capacity of the LNG tank assembly for HPDI application doubled in 2020 to accommodate the expected ramp-up in sales volumes. In March 2021, we entered into an investment agreement with our Tier 1 global injector manufacturing partner to expand production at their facility in Yantai, China in anticipation of increased demand for fuel injectors to the growing global market for HPDI 2.0™. In the third quarter of 2020, WWI's HPDI engine was certified to meet China VI emissions standards of the Ministry of Ecology and Environment ("MEE") of the People's Republic of China, which is an important step in the commercialization of the HPDI technology in the Chinese market. During the first quarter of 2021, WWI has agreed to extend the term of the original supply agreement signed in 2018 to December 31, 2024 and increased the minimum purchase of Westport HPDI 2.0TM components required to produce a minimum of 25,000 engines by the end of 2024, up from 18,000 engines.

Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost of input materials, and foreign exchange rates. Margin pressure is expected to continue through 2021 as launch costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. The production challenges caused by supply chain issues experienced by our initial OEM launch partner have affected the revenues and margins of our HPDI business during the second quarter and are expected to ameliorate in the second half of 2021.

CWI

We also generate a significant portion of our income from CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. The joint venture term is scheduled to end on December 31, 2021, and we are currently evaluating our strategic alternatives in anticipation of this termination. Specifically, we see a growing opportunity to sell and supply our alternative fuel systems, especially our HPDI technology, in heavy-duty applications in the North America market for clean transportation. Refer to the "Operating Segments" section of this MD&A for more detail.

Acquisition of Stako

On May 28, 2021, we entered into an agreement to acquire all of the issued and outstanding shares of Stako from Worthington Industries Inc. for a total purchase price of $7.1 million. The transaction was completed on May 30, 2021 and resulted in a bargain purchase gain of $5.9 million.

Based in Słupsk, Poland, Stako is a world leading manufacturer of LPG storage, supplying the aftermarket and OEM market segments through a worldwide network of dealers. Stako’s current product range includes over 1,000 models of LPG storage tanks. Over the last 30 years, Stako has supplied tanks to leading automobile manufacturers worldwide. The bolt-on acquisition of Stako is a fundamental step towards our ability to supply completely integrated fuel systems and is expected to support energy transition to cleaner fuels in emerging markets.

LIQUIDITY AND IMPACT OF COVID-19 ON OUR BUSINESS

The COVID-19 pandemic has had a significant impact on our businesses since March 2020, especially due to the location of our manufacturing facilities and a significant portion of our sales in Western Europe, which were acutely impacted at the outset of the pandemic. The extent, duration and impact of COVID-19 is uncertain, however since the second half of 2020, our sales and customer demand has rebounded and remained relatively stable during the first half of 2021. Our production plants located in Northern Italy closed temporarily during the first half of 2020 due to the COVID-19 pandemic, but have since remained open and have been in full production in the first half of 2021.

Our light-duty OEM and DOEM businesses depend on new vehicle sales with gaseous fuel systems. Revenue in the light-duty OEM business recovered significantly since the first quarter of 2021 compared to prior quarters in 2020, to levels slightly below pre-COVID-19. Revenue from the DOEM business also returned to pre-COVID-19 level in the second quarter of 2021. While we are optimistic about the remainder of 2021, the global supply and effectiveness of vaccines and spread of new virus variants may adversely affect customer demand going forward and have a negative impact on our supply chain.

Amended and Restated Management's Discussion and Analysis
Global Shortage of Semiconductors

While demand for medium- and heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favourable fuel price economics, sales of our heavy-duty business has been adversely affected in 2021 by the impact of the continued global shortage of semiconductors experienced by our HPDI OEM launch partner.
We are closely monitoring and making efforts to mitigate the impact of COVID-19 and the global shortage of semiconductors on our businesses. We also source components from China, which has been impacted by the global supply chain issues related to semiconductors and other materials. While demand for more climate-friendly vehicles with favourable fuel price economics is growing, the global shortage of semiconductors is impacting automotive manufacturing and creating bottlenecks. At this time, management does not see a material impact to its business from such semiconductor shortages, however, the situation is evolving daily and could become material in the event of a prolonged supply chain disruption that results in production delays or end-customer demand declines.
Long-term Profitability and Liquidity

In response to the pandemic, we undertook numerous financing actions and implemented multiple austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures to secure liquidity and improve our ability to fund our operations. During the quarter, we raised $107.9 million through an equity offering to expand the production capacity of our high pressure direct injection (“HPDI”) products to meet customer demand, and to advance the research and development of our HPDI technology to decarbonize transportation economically and efficiently, including through the use of hydrogen fuel. The remainder of the proceeds are to be allocated for potential acquisitions of bolt-on businesses that offer complementary capabilities or technologies to existing businesses and to further strengthen the balance sheet. We continue to work closely with our key lenders to strengthen our liquidity and reduce our cost of capital through debt financing to align with our investment profile and expected cash flows. Besides these financing activities, we are also participating in government wage-subsidy and other support programs in the countries where we operate. We have received $0.2 million and $0.4 million in the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $3.8 million and $4.2 million, respectively) related to these programs.

We believe that we have considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the unaudited condensed consolidated interim financial statements for the period ended June 30, 2021; however, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with the liquidity and impact of COVID-19 assessment and other critical accounting assessments.

We continued to sustain operating losses and negative cash flows from operating activities for the quarter. As at June 30, 2021, we have cash and cash equivalents of $160.7 million and cash used in operating activities of $8.7 million. The ability to continue as a going concern beyond August 2022 will be dependent on our ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of the HPDI business and on our ability to finance our long term strategic objectives and operations. In addition, our Cummins Westport joint venture, which pays significant dividends to the joint venture partners, is scheduled to end on December 31, 2021. As per the joint venture agreement, both Cummins Inc. and Westport Fuel Systems have equal rights to the joint venture’s intellectual property. However, there is no certainty that we will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

Q2 2021 RESULTS
Revenues for the three months ended June 30, 2021 increased 119% to $79.0 million from $36.0 million in the three months ended June 30, 2020, due to the recovery from the impact of COVID-19 across all of our businesses. The increase in revenue was also due to the addition of $2.3 million in revenue from Stako after the acquisition on May 30, 2021.

We reported net income of $17.2 million for the three months ended June 30, 2021 compared to net income of $3.0 million for the same quarter last year. The $14.2 million increase in earnings was primarily the result of increases in sales and gross margin in the current period, a $5.9 million bargain purchase gain related to the acquisition of Stako, increase in income from CWI joint venture, and an $8.9 million tax recovery recognized for a COVID-19 tax relief ruling from the government of Italy. After the completion of the marketed public offering on June 8, 2021, cash and cash equivalents increased by $101.0 million to $160.7 million as at June 30, 2021 compared to $59.7 million as at March 31, 2021.

Amended and Restated Management's Discussion and Analysis

Westport Fuel Systems recorded $6.2 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A) during the second quarter as compared to $6.2 million Adjusted EBITDA for the same period in 2020. Adjusted EBITDA in the second quarter of 2020 included a $7.7 million insurance recovery related to the $10.0 million field service campaign for the replacement of PRD recorded in the first quarter of 2020. Excluding the insurance recovery, Adjusted EBITDA increased by $7.7 million mainly due to higher sales and gross margin as we continue to recover from the impact of COVID-19.

SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	Restated (2)		Restated (2)
(expressed in millions of U.S. dollars, except for per share amounts)
Revenue	$79.0	$36.0	$155.4	$103.2
Gross margin	$15.7	$12.2	$28.7	$16.5
Gross margin %	20%	34%	18%	16%
Income from investments accounted for by the equity method	$8.1	$4.1	$14.6	$9.5
Net income (loss)	$17.2	$3.0	$14.1	$(12.3)
Net income (loss) per share - basic and diluted	$0.11	$0.02	$0.09	$(0.09)
Weighted average basic shares outstanding	153.1	136.6	150.2	136.5
Weighted average diluted shares outstanding	156.8	146.3	153.8	136.5
EBITDA (1)	$13.9	$9.2	$15.8	$(1.9)
Adjusted EBITDA (1)	$6.2	$6.2	$8.9	$2.6
(1) See "Non-GAAP Measures" section in this MD&A. EBITDA and Adjusted EBITDA for the three months ended June 30, 2020, benefited from a $7.7 million insurance recovery related to the $10.0 million field service campaign for the replacement of PRD recorded in the first quarter of 2020.
(2) Revenue and gross margin percentage were restated for the three and six months ended June 30, 2021. See note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements and the "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" section in this MD&A for more details.

Amended and Restated Management's Discussion and Analysis
Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
(expressed in millions of United States dollars)
Cash and cash equivalents	$160.7	$64.3
Net working capital (1)	68.1	53.8
Total assets	474.3	346.3
Short-term debt	12.2	23.4
Long-term debt, including current portion	56.9	62.0
Royalty payable, including current portion	9.6	16.0
Non-current liabilities (2)	44.2	40.9
Total liabilities	236.1	242.2
Shareholders' equity	238.2	104.1
(1) Excluding cash and cash equivalents, short-term debt, the current portion of long-term debt and the current portion of the royalty payable
(2) Excluding long-term debt and the royalty payable

Amended and Restated Management's Discussion and Analysis
RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the Westport HPDI 2.0TM product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic businesses, as previously described.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

CWI Joint Venture

CWI serves the medium- and heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries. The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG. CWI is a Delaware corporation owned 50% by Westport Fuel Systems Canada Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI, which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The joint venture term is scheduled to end on December 31, 2021.

Amended and Restated Management's Discussion and Analysis
Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

	Three Months Ended June 30, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
	Restated (1)
OEM	$47.4	$(3.4)	$2.0	$0.1
IAM	31.6	1.1	1.6	—
Corporate	—	(1.4)	0.1	8.0
CWI - 50%	45.1	8.9	—	—
Total segment	124.1	5.2	3.7	8.1
Less: CWI - 50%	(45.1)	(8.9)	—	—
Total Consolidated	$79.0	$(3.7)	$3.7	$8.1
(1) Revenue was restated for the three and six months ended June 30, 2021. See note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements and the "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" section in this MD&A for more details.

	Three Months Ended June 30, 2020
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$19.1	$1.1	$2.1	$(0.1)
IAM	16.9	(1.2)	1.2	—
Corporate	—	1.8	0.1	4.2
CWI - 50%	33.2	5.3	—	—
Total segment	69.2	7.0	3.4	4.1
Less: CWI - 50%	(33.2)	(5.3)	—	—
Total Consolidated	$36.0	$1.7	$3.4	$4.1

Revenue

Total consolidated revenues from operations for the three and six months ended June 30, 2021 were $79.0 million and $155.4 million, respectively, compared to $36.0 million and $103.2 million for the three and six months ended June 30, 2020, respectively.

OEM
Revenue for the three and six months ended June 30, 2021 was $47.4 million and $90.1 million, respectively, compared with $19.1 million and $53.4 million for the three and six months ended June 30, 2020. Revenue for the OEM business segment increased by $28.3 million and $36.7 million, respectively. The increase during the current quarter was mainly due to the return close to pre-COVID-19 light duty OEM sales volumes, an increase in sales volumes of HPDI product compared to pre-COVID-19 levels and higher service revenue during the current quarter of $1.8 million compared to $0.5 million in the prior year quarter, partially offset by the price reduction of our HPDI product. The impact of COVID-19 was significant in the prior year period, which was impacted by plant shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. We expect to see continued growth in the heavy-duty business and improvements in the light-duty OEM business in the second half of the year.

Amended and Restated Management's Discussion and Analysis
IAM
Revenue for the three and six months ended June 30, 2021 was $31.6 million and $65.3 million, respectively, compared with $16.9 million and $49.8 million for the three and six months ended June 30, 2020. Revenue for the IAM business segment increased by $14.7 million and $15.5 million, respectively, mainly due to the recovery from the impact of COVID-19 during the current quarter and the related shutdowns in the second quarter of 2020. We expect to see continued improvement in revenues from the IAM business segment in the second half of the year, but temper expectations due to the ongoing global shortage of semiconductors which could impact the IAM business.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
Restated (1)	2021	2020	$	%	2021	2020	$	%
OEM	$47.4	$19.1	$28.3	148%	$90.1	$53.4	$36.7	69%
IAM	31.6	16.9	14.7	87%	65.3	49.8	15.5	31%
Total Revenue	$79.0	$36.0	$43.0	119%	$155.4	$103.2	$52.2	51%
(1) Revenue was restated for the three and six months ended June 30, 2021. See note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements and the "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" section in this MD&A for more details.

Gross Margin for the three months ended June 30, 2021

Total consolidated gross margin for the three months ended June 30, 2021 increased by $3.5 million or 29% from $12.2 million in 2020 to $15.7 million for the same period in 2021.

OEM
Gross margin decreased by $2.0 million to $7.2 million, or 15% of revenue, for the three months ended June 30, 2021 compared to $9.2 million, or 48% of revenue for the three months ended June 30, 2020. The gross margin in the three months ended June 30, 2020 included a $7.7 million insurance recovery related to the $10.0 million field service campaign for the replacement of PRD recorded in the first quarter of 2020. Excluding the recovery, gross margin increased by $5.7 million in the current quarter compared to prior year quarter mainly due to higher sales volumes in both the light-duty and heavy-duty OEM businesses as well as higher service revenue from development work with OEMs which has higher margin. The prior period in 2020 was impacted by factory shutdowns due to the COVID-19 pandemic.

IAM
Gross margin increased by $5.5 million to $8.5 million, or 27% of revenue, for the three months ended June 30, 2021 compared to $3.0 million, or 18% of revenue, for the three months ended June 30, 2020. This increase in gross margin was due to higher year-over-year sales resulting from the recovery from the impact of COVID-19 on customer demand.

(expressed in millions of U.S. dollars)

	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2021	Revenue	2020	Revenue	$	%
	Restated (1)
OEM	$7.2	15%	$9.2	48%	$(2.0)	(22)%
IAM	8.5	27%	3.0	18%	5.5	183%
Total gross margin	$15.7	20%	$12.2	34%	$3.5	29%
(1) Gross margin percentage was restated for the three and six months ended June 30, 2021. See note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements and the "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" section in this MD&A for more details.

Amended and Restated Management's Discussion and Analysis
Gross Margin for the six months ended June 30, 2021

Total consolidated gross margin for the six months ended June 30, 2021 increased by $12.3 million or 75% from $16.5 million in 2020 to $28.8 million for the same period in 2021.

OEM
Gross margin increased by $9.1 million to $12.2 million, or 14% of revenue, for the six months ended June 30, 2021 compared to $3.1 million, or 6% of revenue for the six months ended June 30, 2020. The increase in year-to-date gross margin was mainly due to higher sales volumes of HPDI products and increased sales volumes in the light-duty OEM business as well as higher service revenue, partially offset by contractual HPDI price reductions. The gross margin for the six months ended June 30, 2020 was impacted by a net warranty charge of $2.3 million related to the field service campaign of the pressure release devices ("PRD") for light-duty OEM vehicles.

IAM
Gross margin increased by $3.2 million to $16.6 million, or 25% of revenue, for the six months ended June 30, 2021 compared to $13.4 million, or 27% of revenue, for the six months ended June 30, 2020. The increase in gross margin is mainly due to the 31% increase in sales resulting from the recovery from the impact of COVID-19 during the six-month period. The six months ended June 30, 2020, benefited from government subsidies which resulted in a higher gross margin percentage in the prior year period.

(expressed in millions of U.S. dollars)

	Six months ended June 30, 2021	% of Revenue	Six months ended June 30, 2020	% of Revenue	Change
					$	%
	Restated (1)
OEM	$12.2	14%	$3.1	6%	$9.1	294%
IAM	16.6	25%	13.4	27%	3.2	24%
Total gross margin	$28.8	19%	$16.5	16%	$12.3	75%
(1) Gross margin percentage was restated for the three and six months ended June 30, 2021. See note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements and the "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" section in this MD&A for more details.

Amended and Restated Management's Discussion and Analysis
Research and Development Expenses

OEM
R&D expenses for the three and six months ended June 30, 2021 were $5.9 million and $11.3 million, respectively, compared to $3.2 million and $7.6 million for the three and six months ended June 30, 2020. The increases in R&D expense from the three and six month comparative periods were primarily due to resuming certain HPDI projects in 2021, which were paused due to factory shutdowns in 2020, lower compensation expense in response to the COVID-19 pandemic and government wage subsidies received during 2020.

IAM
R&D expenses for the three and six months ended June 30, 2021 were $1.6 million and $2.9 million, respectively, compared to $0.9 million and $2.2 million for the three and six months ended June 30, 2020. The increases in R&D expense in the three and six month comparative periods were primarily due to higher compensation expense as R&D activities resumed in the current year compared to the factory shutdowns due to the COVID-19 pandemic in the prior year period.

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$5.9	$3.2	$2.7	84%	$11.3	$7.6	$3.7	49%
IAM	1.6	0.9	0.7	78%	2.9	2.2	0.7	32%
Corporate	—	—	—	100%	—	0.1	(0.1)	(100)%
Total R&D expenses	$7.5	$4.1	$3.4	83%	$14.2	$9.9	$4.3	43%

Selling, General and Administrative Expenses

OEM
SG&A expenses for the three and six months ended June 30, 2021 were $4.2 million and $9.3 million, respectively, compared with $3.6 million and $6.9 million for the three and six months ended June 30, 2020, respectively. The increases in SG&A expenses relative to the three and six month comparative periods were mainly due to the resumption of activities to pre-COVID-19 levels and, to a lesser extent, a 9% increase in the average Euro rate versus the U.S. dollar period over period resulted in higher compensation expenses.

IAM
SG&A expenses for the three and six months ended June 30, 2021 were $5.0 million and $9.6 million, respectively, compared with $3.0 million and $6.5 million for the three and six months ended June 30, 2020, respectively. The increase in SG&A expenses relative to the three and six month comparative periods were mainly due to the resumption of activities to pre-COVID-19 levels and, to a lesser extent, a 9% increase in the average Euro rate versus the U.S. dollar period over period which resulted in higher compensation expenses.

Corporate
SG&A expenses for the three and six months ended June 30, 2021 were $3.8 million and $6.3 million, respectively, compared with $1.9 million and $5.0 million for the three and six months ended June 30, 2020. The increases in the current quarter compared to the three and six months ended June 30, 2020 were mainly due to higher compensation expenses, including salary and bonus, and lower government COVID-19 relief wage subsidies as activities return to pre-COVID-19 levels.

Amended and Restated Management's Discussion and Analysis
(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$4.2	$3.6	$0.6	17%	$9.3	$6.9	$2.4	35%
IAM	5.0	3.0	2.0	67%	9.6	6.5	3.1	48%
Corporate	3.8	1.9	1.9	100%	6.3	5.0	1.3	26%
Total SG&A expenses	$13.0	$8.5	$4.5	53%	$25.2	$18.4	$6.8	37%

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 7 and 20 of our unaudited condensed consolidated interim financial statements and discuss revenue and gross margins in this MD&A.

The following table sets forth a summary of the financial results of CWI for the three and six months ended June 30, 2021 and June 30, 2020:

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2021	2020	$	%	2021	2020	$	%
(expressed in millions of U.S. dollars except for number of units)
Unit sales	2,005	1,352	653	48%	3,878	2,865	1,013	35%
Total revenue	$90.2	$66.4	$23.8	36%	$172.5	$143.1	$29.4	21%
Gross margin	$22.3	$18.2	$4.1	23%	$43.4	$39.8	$3.6	9%
Gross margin %	25%	27%			25%	28%
Net income before income taxes	$17.9	$11.0	$6.9	63%	$35.2	$24.9	$10.3	41%
Net income attributable to the Company	$7.9	$4.2	$3.7	88%	$14.4	$9.5	$4.9	52%

Revenue

Revenues for the three and six months ended June 30, 2021 were $90.2 million and $172.5 million, compared to $66.4 million and $143.1 million for the three and six months ended June 30, 2020, respectively. Unit sales for the three and six months ended June 30, 2021 were 2,005 and 3,878 compared to 1,352 and 2,865 for the three and six months ended June 30, 2020, respectively. The increase in unit sales in the three months ended June 30, 2021 is a result of a return to normal operating conditions following disruptions due to the COVID-19 pandemic in the second quarter of 2020. In the six months ended June 30, 2021, unit sales were higher compared to the six months ended June 30, 2020 reflecting the impact of OEM factory shutdowns in April and May 2020 in response to the COVID-19 pandemic. Parts revenue increased to $28.0 million for the three months ended June 30, 2021, from $24.9 million for the three months ended June 30, 2020. Parts revenue for the six months ended June 30, 2021 was consistent compared to the prior year period.

Gross Margin for the three months ended June 30, 2021

Gross margin increased by $4.1 million to $22.3 million from $18.2 million mainly due to higher revenue compared to the prior year period. The decrease in gross margin percentage from 27% to 25% of revenue in the current quarter is driven largely by product mix and an unfavorable warranty adjustment for the three months ended June 30, 2021 compared to the prior period.

Amended and Restated Management's Discussion and Analysis
Gross Margin for the six months ended June 30, 2021

Gross margin increased by $3.6 million to $43.4 million from $39.8 million mainly due to higher revenue compared to the prior year period. The decrease in gross margin from 28% to 25% of revenue for the six months ended June 30, 2021 is primarily related to product mix combined with a lower proportion of high-margin part sales.

Other significant expense and income items for the three and six months ended June 30, 2021

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2021, we recognized foreign exchange gains of $2.3 million and of $1.6 million, respectively, compared to a foreign exchange gain of $3.6 million and a loss of $3.3 million for the three and six months ended June 30, 2020, respectively. The gain recognized in the current quarter primarily relates to the unrealized foreign exchange gains that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar increased by 3% against the U.S. dollar in the second quarter of 2021 compared to the first quarter.

Depreciation and amortization for the three and six months ended June 30, 2021 was $3.7 million and $7.2 million, compared to $3.4 million and $6.8 million for the three and six months ended June 30, 2020, respectively. The amounts included in cost of revenue for the three and six months ended June 30, 2021 were $2.2 million and $4.2 million, respectively, compared with $1.9 million and $3.8 million for the three and six months ended June 30, 2020.

Income from investments primarily relates to our earnings from our 50% interest in CWI, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest expense on long-term debt	$0.8	$0.8	$2.0	$1.6
Royalty payable accretion expense	0.5	0.7	1.0	1.4
Total interest on long-term debt and accretion on royalty payable	$1.3	$1.5	$3.0	$3.0

The decreases in interest expense on long-term debt for the three months ended June 30, 2021 compared to the prior year period are mainly due to our refinancing efforts during the COVID-19 pandemic with lower cost of borrowing achieved through government-sponsored debt programs in Canada and Italy and the conversion of the convertible notes held by Cartesian (defined in note 8 in our unaudited condensed consolidated interim financial statements) on January 21, 2021. The royalty payable accretion expense decreased as we continued to make repayments as scheduled.

Bargain purchase gain of $5.9 million for the three and six months ended June 30, 2021, was recognized as a result of the acquisition of Stako. We were able to acquire Stako for less than its fair value due to the decision of the seller to divest their non-core LPG business.

Income tax recovery of $8.1 million and $7.8 million for the three and six months ended June 30, 2021 compared to income tax expense of $1.6 million and $0.9 million for the three and six months ended June 30, 2020. The increase in income tax recovery during the six months ended June 30, 2021 compared to the six months ended June 30, 2020 is primarily due to the recognition of the tax benefits related to a step up in the tax basis of certain of our Italian assets. This step up was a result of recent measures introduced in Italy by art. 110 of the Law Decree No. 104/2020, converted in the Law n. 126/2020, enacting "Urgent measures to support and relaunch the economy".

Amended and Restated Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position increased by $101.0 million during the second quarter of 2021 to $160.7 million from $59.7 million at March 31, 2021 and increased by $96.4 million during the first six months of 2021 from $64.3 million at December 31, 2020. The increase during the three months ended June 30, 2021 is primarily the result of the marketed public offering completed on June 8, 2021, partially offset by the repayment of the royalty payable to Cartesian and other debt services during the quarter.

COVID-19 and its related economic impact on customer demand and our supply chain materially impacted our business. We were able to access various government supports related to the COVID-19 pandemic, and we have significantly strengthened our balance sheet by negotiating more attractive financing rates, and extending maturity of our debt to ensure sufficient liquidity to meet obligations.

Cash Flow from Operating Activities
For the three months ended June 30, 2021, our net cash flows used in operating activities was $8.7 million, a decrease of $0.3 million from net cash used of $9.1 million used in operating activities of continuing operations in the three months ended June 30, 2020. The decrease in cash used in operating activities is primarily due to higher earnings in the current year period, partially offset by an increase in operating working capital resulting from increased activities to pre-COVID-19 levels.
Cash Flow from Investing Activities
Our net cash from investing activities consisted primarily of cash received through dividends from joint ventures, offset by purchases of property, plant and equipment.
For the three months ended June 30, 2021, our net cash used in investing activities was $0.5 million compared to net cash flows of $1.9 million for the three months ended June 30, 2020. The decrease in net cash flows compared to the prior year quarter is mainly due to the acquisition of Stako for $5.9 million, net of the cash acquired. We received dividends from the CWI joint venture of $6.4 million in the three months ended June 30, 2021 compared to $3.4 million in the second quarter of 2020. The increase in dividends received is mainly due to sales of the CWI joint venture returning to pre-COVID-19 levels. Capital expenditures decreased by $0.4 million to $1.2 million in the three months ended June 30, 2021 compared to $1.6 million in the three months ended June 30, 2020, mainly due to the timing of the purchase of equipment, but we expect to see an increase in the second half of 2021.
Cash Flow from Financing Activities

For the three months ended June 30, 2021, our net cash flows from financing activities were $105.7 million compared to net cash used of $2.1 million for the three months ended June 30, 2020. In the second quarter of 2021, we received $107.9 million, net of transaction costs, from the marketed public offering which closed on June 8, 2021. This is partially offset by the $7.5 million repayment of the royalty payable to Cartesian and increase in drawdown from our revolving financing facility with HSBC. We have received waivers from EDC which waived the $2.0 million repayment of our EDC term loan in June 2021 and extended the $6.0 million principal repayment of the credit facility to September 15, 2021 which was originally due on July 21, 2021 as an interim step in the renewal of a long-term credit facility.

Amended and Restated Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$97.1	$97.1	$97.1	$—	$—	$—
Short-term debt (1)	12.2	12.2	12.2	—	—	—
Long-term debt, principal, (2)	56.8	53.7	18.7	21.9	12.3	0.8
Long-term debt, interest (2)	—	2.2	0.5	1.4	0.3	—
Long-term royalty payable (3)	9.6	14.2	5.7	3.4	5.1	—
Operating lease obligations (4)	31.6	36.7	4.7	8.9	2.7	20.4
	$207.3	$216.1	$138.9	$35.6	$20.4	$21.2

Notes

(1) For details of our short-term debt, see note 13 in the unaudited condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 14 in the unaudited condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty payable, see note 15 of the unaudited condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 12 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended June 30, 2021 and June 30, 2020, the weighted average number of shares used in calculating the basic income (loss) per share was 153,149,575 and 136,564,290, respectively. For the three months ended June 30, 2021 and June 30, 2020, the weighted average number of shares used in calculating the diluted income per share was 156,791,634 and 146,323,733, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	June 30, 2021	August 5, 2021
	Number	Number

Common Shares outstanding	168,801,162	168,873,611
Share Units
Outstanding	1,940,939	1,868,490
Exercisable	23,397	—

Amended and Restated Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2020, filed on March 15, 2021. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the June 30, 2021 unaudited condensed consolidated interim financial statements and we do not expect to adopt any significant changes at this time.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our consolidated financial statements. However, changes in circumstances due to the COVID-19 pandemic could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

We evaluated the effectiveness of our internal controls over financial reporting as of June 30, 2021 with the participation, and under the supervision, of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2021, our internal controls over financial reporting were ineffective due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Specifically, a control in the accounting function to reconcile the intercompany transactions to final general ledger was not in place for this non-routine transaction, and a review control did not operate on a timely basis. As a result, we failed to identify an adjustment needed to eliminate revenue and cost of revenue recorded for a non-routine intercompany inventory sale in the second quarter. Refer to note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 for full details of the restatement. The restatement did not result from any override of controls or misconduct.

We are taking immediate steps to remediate the material weakness identified by implementing additional controls over the accounting for and financial reporting of intercompany transactions and enhancing review controls and procedures to detect and prevent material misstatements related to intercompany transactions.

We believe these measures will remediate the material weakness in internal control over financial reporting described above by the third quarter of 2021.

Limitation on scope of design

In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Stako. We completed the acquisition of Stako on May 30, 2021. Stako's contribution to our unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2021 was approximately 3% of consolidated sales and 4% of total assets.

Amended and Restated Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, gain or loss from acquisitions, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for our last eight quarters:
Selected Consolidated Quarterly Operations Data

Three months ended	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21
(expressed in millions of United States dollars except for per share amounts)			(1)	(2)				(3)(6)
Total revenue	$75.4	$74.3	$67.2	$36.0	$65.4	$83.9	$76.4	$79.0
Cost of revenue	$57.5	$60.5	$62.9	$23.8	$55.4	$70.9	$63.4	$63.3
Gross margin	$17.9	$13.8	$4.3	$12.2	$10.0	$13.0	$13.0	$15.7
Gross margin percentage	23.7%	18.6%	6.4%	33.9%	15.3%	15.5%	17.0%	19.9%
Net income (loss) from continuing operations	$4.9	$0.6	$(15.3)	$3.0	$0.8	$4.1	$(3.1)	$17.2
Net income (loss)	$5.0	$0.7	$(15.3)	$3.0	$0.8	$4.1	$(3.1)	$17.2
EBITDA (3)	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9
Adjusted EBITDA (4)	$9.4	$3.6	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2
U.S. dollar to Euro average exchange rate	0.90	0.90	0.91	0.91	0.85	0.84	0.83	0.83
U.S. dollar to Canadian dollar average exchange rate	1.32	1.32	1.35	1.39	1.33	1.30	1.27	1.23
Earnings (loss) per share
Basic and diluted from continuing operations	$0.04	$0.00	$(0.11)	$0.02	$0.01	$0.03	$(0.02)	$0.11
Basic and diluted	$0.04	$0.00	$(0.11)	$0.02	$0.01	$0.03	$(0.02)	$0.11
CWI net income attributable to the Company	$5.4	$6.7	$5.3	$4.2	$4.9	$9.4	$6.4	$8.0

Notes

(1) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(2) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako. See note 4 of the unaudited condensed consolidated interim financial statements for more details.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See "Non-GAAP Measures" for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See "Non-GAAP Measures" for more information.
(6) Revenue, cost of revenue and gross margin percentage were restated for the three months ended June 30, 2021. See note 3 (c) in the amended and restated unaudited condensed consolidated interim financial statements and the "Disclosure Controls and Procedures and Internal Controls Over Financial Reporting" section in this MD&A for more details.

Amended and Restated Management's Discussion and Analysis
Non-GAAP Measures:

We have included certain Non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these Non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBITDA and Adjusted EBITDA
Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and the removal of such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP. As such, these measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBITDA

Westport Fuel Systems defines EBITDA as net income or loss from continuing operations before income taxes adjusted for net interest expense and depreciation and amortization.

Three months ended	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21
Income (loss) before income taxes	$5.7	$(0.3)	$(16.0)	$4.6	$0.2	$5.3	$(2.8)	$9.1
Interest expense, net (1)	1.8	1.5	1.5	1.2	1.3	4.0	1.2	1.1
Depreciation and amortization	4.2	3.8	3.4	3.4	3.4	3.8	3.5	3.7
EBITDA	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9

Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Amended and Restated Management's Discussion and Analysis
Non-GAAP Measures (continued):

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21
EBITDA	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9
Stock based compensation	0.3	0.5	0.6	0.6	0.9	0.3	0.1	0.5
Unrealized foreign exchange (gain) loss	0.7	(2.6)	6.9	(3.6)	(2.3)	(5.3)	0.7	(2.3)
Intangible impairment	—	0.7	—	—	—	—	—	—
Asset impairment	—	—	—	—	0.5	—	—	—
Bargain purchase gain	—	—	—	—	—	—	—	(5.9)
Other	(3.3)	—	—	—	—	—	—	—
Adjusted EBITDA	$9.4	$3.6	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2